January 21, 2011

David K. Michaels	Email dmichaels@fenwick.com
Partner	Direct Dial (415) 875-2455
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jay Mumford
Re:	RAE Systems Inc. Revised Preliminary Proxy Statement on Schedule 14A Filed December 30, 2010 File No. 001-31783 Amendment No. 2 to Schedule 13E-3 Filed December 14, 2010 File no. 005-58813
Dear Mr. Mumford:
     We respectfully inform the Staff that on January 18, 2011, RAE Systems Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “New Merger Agreement”) with Ray Holding Corporation and Ray Merger Sub Corporation, each an affiliate of Vector Capital IV, L.P and Vector Capital III, L.P., for the acquisition of the Company. Immediately prior to its entry into the Merger Agreement, the Company had terminated its previously announced Agreement and Plan of Merger, dated September 19, 2010 (the “Prior Merger Agreement”) with Rudy Acquisitions Corp. and Rudy Merger Sub Corp. The Merger Agreement has substantially the same terms as the Prior Merger Agreement except that it provides for a per share cash consideration of $1.75 per share, rather than the $1.60 per share provided in the Prior Merger Agreement.
     The merger contemplated by the Prior Merger Agreement is the subject of the above referenced filings and as a result of the termination of the Prior Merger Agreement, the transaction contemplated thereby will not be completed.
     The Company intends to amend Transaction Statement on Schedule 13E-3 originally filed on October 21, 2010, as amended, to reflect the termination of the Prior Merger Agreement and the execution of the New Merger Agreement. The Company also intends to file a new Transaction Statement on Schedule 13E-3 to report the going private transaction contemplated under the New Merger Agreement, and to file a new proxy statement with respect to the approval of the New Merger Agreement by the Company’s stockholders.

Securities and Exchange Commission
Division of Corporate Finance
January 21, 2011

     Please do not hesitate to contact me at (415) 875-2455, or Randall K. Gausman, the Company’s Chief Financial Officer, at (408) 952-8404 with any questions or comments you may have regarding this matter.

Sincerely yours, /s/ David Michaels David Michaels
cc:	Susan Wang-Wade (Chair, Special Committee)
Randall K. Gausman (Chief Financial Officer)
Steve L. Camahort (Shearman & Sterling LLP)
Robert Ishii (Wilson Sonsini Goodrich & Rosati)
Robert A. Freedman (Fenwick & West LLP)